Exhibit R

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Jacques POTDEVIN	Olivier PERONNET
JPA	FINEXSI Expert & Conseil Financier
7 rue Galilée	14 rue de Bassano
75116 PARIS	75116 PARIS

ETABLISSEMENTS MAUREL & PROM

Limited company with share capital of €93,604,436

51 rue d’Anjou

75008 Paris

Paris Trade and Companies Register no. 457 202 331

MPI

Limited company with share capital of €11,533,653

51 rue d’Anjou

75008 Paris

Paris Trade and Companies Register no. 517 518 247

Merger Auditors’ Report

on the compensation of contributions to be made by

MPI to ETABLISSEMENTS MAUREL & PROM

Order of the President

of the Paris Commercial Court

of 1 September 2015

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This document is a free English translation of the Merger Auditors’ Report on the compensation of contributions to be made by MPI to MAUREL & PROM. This translation has been prepared solely for the information and convenience of the shareholders of MPI and MAUREL & PROM and other readers. No assurances are given as to the accuracy or completeness of this translation and MPI and MAUREL & PROM assumes no responsibility with respect to this translation or any misstatement or omission that may be contained therein. In the event of any ambiguity or discrepancy between this translation and the original French version of this report, the French version shall prevail.

Important information

This document does not constitute and shall not be construed as an offer or the solicitation of an offer to purchase, sell or exchange any securities of MAUREL & PROM or MPI. In particular, it does not constitute an offer or the solicitation of an offer to purchase, sell or exchange of securities in any jurisdiction (including the US, the United Kingdom, Australia, Canada and Japan) in which it would be unlawful or subject to registration or qualification under the laws of such jurisdiction.

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

In connection with the proposed transaction, the required information documents will be filed with the Autorité des Marchés Financiers (“AMF”). Investors and shareholders are strongly advised to read, when available, the information documents that have been filed with the AMF because they will contain important information.

Shareholders and investors may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from MAUREL & PROM’s website (www.maureletprom.fr) or MPI’s website (www.mpienergy.fr).

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Merger Auditors’ Report

on the compensation of contributions to be made by

MPI to ETABLISSEMENTS MAUREL & PROM

Dear Shareholders,

Under the terms of the assignment entrusted to us by order of the President of the Paris Commercial Court on 1 September 2015, relating to the merger by absorption of MPI by Etablissements Maurel & Prom, we have drawn up the present report on the value of contributions required under Article L236-10 of the French Commercial Code, on the understanding that our assessment of the value of contributions is the subject of a separate report.

The compensation of contributions arises from the exchange parity that was established in the proposed merger signed by representatives of the companies concerned on 2 November 2015. It is our responsibility to express an opinion on the fairness of the exchange parity. To that end, we have performed our procedures in accordance with the professional standards of the national auditing body Compagnie Nationale des Commissaires aux Comptes applicable to this task. These professional standards require that we perform the necessary procedures to verify the appropriateness of values assigned to the shares of the companies involved in the transaction and to analyse the positioning of the exchange parity in relation to the relative values deemed to be relevant.

Since our duties will end with the submission of this report; it is not our responsibility to update this report to take into account events and circumstances occurring after the date of its signature.

At no time were we subject to any legal incompatibility, prohibition or disqualification.

Our findings and conclusions are presented below as follows:

1.	Presentation of the transaction,

2.	Verification of the appropriateness of relative values assigned to the shares of the companies involved in the transaction,

3.	Assessment of the fairness of the proposed exchange parity,

4.	Conclusion.

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1.	Presentation of the transaction

The following information emerged from the proposed merger signed by the parties on 2 November 2015:

1.1	Background to the transaction

On 12 December 2011, Etablissements Maurel & Prom’s General Shareholders’ Meeting approved the distribution of the entire capital of its fully-owned subsidiary MPI (previously known as Maurel & Prom Nigeria) for the purpose of increasing the market value of the latter’s stake in Seplat.

The companies, now confronted with a sharp drop in oil prices and a lack of visibility on financial markets which restricts their access to the best possible financing terms, are considering a merger in order to increase their size, financial soundness and boost their capacity for external growth on a highly capitalistic market.

It was against this background that the companies, on 27 August 2015, announced their desire to merge MPI into Maurel & Prom.

1.2	Presentation of the companies

1.2.1	Absorbing company

Etablissements Maurel & Prom (hereinafter “M&P”) is a limited company with Board of Directors with share capital of €93,604,436.31 divided into 121,564,203 shares with a nominal value of €0.77 each at 30 June 2015. Its shares are listed on compartment B of Euronext Paris. Its registered offices are located at 51 rue d’Anjou, 75008 Paris.

“M&P has the following purpose, both in France and abroad:

•	the management of all shares and membership rights and, to this end, the acquisition of interests in any company, group or association, particularly by way of purchase, subscription and contribution, as well as the sale in any form of said shares or membership rights;

•	prospecting and exploiting all mineral deposits, particularly liquid or gaseous hydrocarbon deposits and related products;

•	the leasing, acquisition, transfer and sale of all wells, land, deposits, concessions, operating permits and prospecting permits, either for its own account or on the behalf of third parties, whether through participation or otherwise; and the transport, storage, processing, transformation and trading of all natural or synthetic hydrocarbons, all liquid or gaseous products or by-products of the subsoil, and all minerals or metals;

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•	the acquisition of any buildings and their management or sale;

•	trading in all products and commodities;

•	generally speaking, the company’s direct or indirect participation in all commercial, industrial, real estate, agricultural and financial transactions, in France or other countries, either through the formation of new companies or through the contribution, subscription or purchase of shares or membership rights, a merger, joint venture or otherwise, and generally all transactions of any kind whatsoever directly or indirectly related to these activities and likely to facilitate development or management.”

M&P carries out its operations in different countries, notably:

•	Gabon, where it operates an oil field in the Ezanga zone under an operating permit in partnership with the Republic of Gabon and owns 80% of the deposits[1]. The share of reserves owned by M&P is estimated at 171.6 MMbls.

•	Tanzania, where it operates a gas field in Mnazi Bay under a production sharing agreement with the Government of Tanzania and Wentworth Resources and owns 48% of rights[2]. The share of reserves owned by M&P is estimated at 35.5 million barrels of oil equivalent (MMboe).

•	Lastly, M&P carries out exploration operations through Saint-Aubin Energie (hereinafter “St-Aubin”), a joint-venture owned by M&P (33%) and MPI (66%), dedicated to exploration. Projects run by the company in Canada and Myanmar are under development, no fields are currently operated.

[1]	The State of Gabon owns 20% of rights to the deposits, while Tullow Oil recently announced that it had acquired 7.5%.
[2]	The State of Tanzania owns 20% of rights to the deposits and Wentworth Resources 32%.

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Available hydrocarbon reserves are certified by specialised auditors (DeGolyer & MacNaughton and RPS Energy in the present case) and classified under different reserve categories: P1, P2 or P3 depending on the probability of extracting the reserves (cf. table below).

Classification of reserves
Extraction
Reserve categories	probability
P1 or proven reserves	90%
P2 or probable reserves	50%
P3 or possible reserves	10%

Source: Companies

The levels of reserves communicated by companies are P1 and P2 reserves and are generally classified under reserves known as 2P reserves.

The certification of reserves by experts is based not only on an audit of the technical feasibility of projects, but also on management’s forecasts of the production profile and investment expenditure.

Due to the sharp drop in oil prices, the company implemented a plan to significantly cut investment expenditure in Gabon, which, in management’s view will not have a significant impact on P1 & P2 reserves due to increased production (essentially thanks to water injection capacities and the optimisation of the injection programme).

Since there is no update to the specialised auditors’ reserve valuations, we had management confirm that these adjustments would have no significant impact on the estimated reserves.

Lastly, production came to a complete standstill for 15 days from 4 to 19 September due to an accident on the oil pipeline in Gabon (as production gradually resumed from 19 September, notice of the end of the force majeure event was given on 29 September). The production shutdown raised uncertainty as to the achievement of the minimum levels of production required under the loan agreement signed by M&P. The company thus secured a waiver from its largest creditor on 13 October 2015 providing notably for an adjustment to the application of the production covenant, as well as to the accelerated amortisation clause in the loan agreement for tests to be applied at the end of 2015.

1.2.2	Absorbed company

MPI is a limited company with a Board of Directors with share capital of €11,533,653.40 divided into 115,336,534 shares with a nominal value of €0.10 each. Its shares are listed on compartment B of Euronext Paris. Its registered offices are located at 51 rue d’Anjou, 75008 Paris.

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“MPI has the following purpose, both in France and abroad:

•	owning and managing all shares and membership rights and, to this end, acquiring interests in any company, group or association, particularly by way of purchase, subscription and contribution, as well as sale in any form of said shares or membership rights;

•	prospecting and exploiting all mineral deposits, particularly liquid or gaseous hydrocarbon deposits and related products;

•	the leasing, acquisition, transfer and sale of all wells, land, deposits, concessions, operating permits and prospecting permits, either for its own account or on the behalf of third parties, whether through participation or otherwise; and the transport, storage, processing, transformation and trading of all natural or synthetic hydrocarbons, all liquid or gaseous products or by-products of the subsoil, and all minerals or metals;

•	the acquisition of any buildings and their management or sale;

•	trading in all products and commodities;

•	issuing any guarantee, on-demand guarantees, surety bonds and other security interests, in particular to any grouping, enterprise or company in which it owns a stake, as part of its operations, as well as the financing or refinancing of its operations; and

•	generally speaking, the company’s direct or indirect participation in all commercial, industrial, real estate, agricultural and financial transactions, in France or other countries, either through the formation of new companies or through the contribution, subscription or purchase of shares or membership rights, a merger, joint venture or otherwise, and generally all transactions of any kind whatsoever directly or indirectly related to these activities and likely to facilitate development or management.”

MPI is a holding company with stakes in different assets, in particular:

•	21.76% of the capital of Seplat, a listed company incorporated under Nigerian law that operates oil and gas deposits in partnership with the Republic of Nigeria. MPI historically owned 45% of Seplat’s capital. This stake was reduced on the one hand by the sale to Anglo-Saxon investment funds of securities representing 14.9% of its stake, and by the listing of Seplat on the London and Lagos stock exchanges in April 2014, after which MPI’s remaining stake (30.1%) was diluted to 21.76%. MPI sits on Seplat’s twelve-member Board (and is currently represented by Michel Hochard).

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•	The main assets operated by the company include OMLs 4, 38 and 41 (45%-owned) and more marginally OPL 283 (40% owned). Reserves owned by Seplat on these various sites are estimated at 281 MMboe, about half of which is gas. The company recently completed the acquisition of a stake in OMLs 53 and 55 and quickly scaled up its gas development operations.

•	Saint-Aubin Energie, presented above, 66.7% owned by MPI, which carries out exploration jointly with M&P that owns 33.3% of its capital.

Seplat has also reduced its investment projects in response to the fall in the price of oil. As we observed for M&P’s Ezanga oil deposit, reductions in the investment programme for fields under development did not give rise to the reassessment of Seplat’s P1 and P2 reserves.

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1.2.3	Links between the companies

a)	Links in terms of capital

On the date the on which the proposed merger was signed, the absorbing company and the absorbed company had no cross-holdings. Owing to their history as presented above, the two companies have many common shareholders, in particular Pacifico S.A. (controlled by Jean-Francois Henin) and MACIF, which are historical M&P reference shareholders.

Pacifico S.A. holds 30% of M&P’s voting rights and 26% of MPI’s voting rights.

We have received confirmation that M&P and MPI have analysed and documented that no common control is exercised by Pacifico S.A. within the meaning of Article L233-16 of the French Commercial Code between the two merged entities, and that there is no shareholder agreement or contract that could call into question the fact that there is no common control. The companies informed us that Pacifico S.A. shared this analysis, but, as a precaution, had submitted a request to the AMF for confirmation of the absence of a compulsory buyout offer on the shares of Maurel & Prom and MPI under Article 236-6 of the General Regulation of the AMF (cf. paragraph on conditions precedent detailed below). This request is still being processed by the AMF.

Lastly, we present an indicative post-merger breakdown of capital and voting rights, after taking into account statutory provisions requiring the activation on 15 December 2015 of double voting rights for MPI registered shares held since 15 December 2011, as was communicated to us by the companies:

Shareholders	Number of shares	Share capital	Exercisable voting rights		Theoretical voting rights
Pacifico S.A.	45,177,968	24.45%	58,846,631	29.99%	58,846,631	29.16%
Macif	13,080,892	7.08%	13,080,892	6.67%	13,080,892	6.48%
Employees	1,152,220	0.62%	1,743,048	0.89%	1,743,048	0.86%
Treasury shares	5,562,334	3.01%	—	—	5,562,334	2.76%
Public	119,824,815	64.84%	122,550,272	62.46%	122,550,272	60.73%

TOTAL	184,798,229	100%	196,220,843	100%	201,783,177	100%

Source: Companies on the basis of M&P’s and MPI’s shareholding structure at 14 October 2015

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b)	Common Executive Officers and Directors

The companies have the following Executive Officers and Directors in common:

	Maurel & Prom	MPI
Jean-François Hénin	• Director • Chairman of the Board of Directors	• Director • Chairman of the Board of Directors

Xavier Blandin	Director	• Director • Chief Executive Officer

Nathalie Delapalme	Director	Director

Emmanuel de Marion de Glatigny	Director	Director

Michel Hochard	Chief Executive Officer	Deputy Chief Executive Officer

Source: Companies

1.3	Reasons for and aims of the transaction

Four years after splitting and faced with a fall in oil prices, the companies want to merge into an entity that would establish itself among leading independent European oil exploration and production companies.

The new consolidated group would enjoy economies of scale, potential and greater visibility thanks to the geographical and commercial diversification of its revenue sources, better access to financial markets and cost synergies, as well as huge tax savings.

The merged companies would increase their future growth capacity on a capital-intensive market and could guarantee their shareholders a future that is currently uncertain.

1.4	General terms of the transaction

The transaction is governed by the legal framework for mergers under the conditions set out by Articles L236-1 et seq. and R 236-1 et seq. of the French Commercial Code.

Fiscally, it will fall under the preferential tax regime provided for in Article 210 A of the French General Tax Code and be subject to registration duties set out in Articles 816 and 301 A to 301 F of the same Code.

Under the merger treaty, the transaction shall take effect retroactively from both an accounting and fiscal standpoint on the first day of the ongoing MPI fiscal year on the date on the execution date of the merger. As a result, all transactions carried out by MPI between this date and the final execution date of the merger shall be deemed to have been carried out by M&P. M&P will own the assets assigned by MPI and will enjoy them from the final execution date of the merger.

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The final execution date of the merger has been set by express agreement between the parties as the date on which the last of the conditions precedent outlined below is fulfilled, and no later than 29 February 2016.

1.5	Description and valuation of contributions

The contributions are composed of the totality of items – assets, liabilities and off-balance sheet – that make up MPI’s assets.

They will be made based on their actual value, less dividend distributions made over the interim period in the amount of €49.8m.

1.6	Compensation of contributions

The exchange parity agreed by the parties is 1.75 MPI shares for 1 M&P share after taking into account the above-mentioned extraordinary dividend.

1.7	Conditions precedent

The Merger and the resulting dissolution of the Absorbed Company shall be subject to the following conditions precedent:

•	confirmation by the Autorité des marchés financiers (the “AMF”) that the Merger would not result in the obligation for Pacifico to file a compulsory buyout offer on M&P and MPI shares pursuant to Article 236-6 of the General Regulations of the AMF;

•	approval by the Extraordinary General Meeting of MPI shareholders of the Merger, this draft merger Treaty and the resulting dissolution of MPI and the extraordinary dividend of €0.45 to be paid to MPI shareholders (with the General Meeting scheduled to be called on 17 December 2015);

•	approval by the Extraordinary General Meeting of M&P shareholders of the Merger, this draft merger Treaty and the resulting increase in M&Ps capital as compensation for the merger by absorption of MPI (with the General Meeting scheduled to be called on 17 December 2015).

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2.	Verification of the appropriateness of the relative values assigned to the shares of the companies involved in the transaction

2.1	Valuation methods and relative values assigned to the shares of the companies party to the draft merger treaty

Under the draft merger treaty signed by the parties’ representatives on 2 November 2015, the exchange parity of this merger is 1 M&P share for 1.75 MPI shares, after taking into account the extraordinary dividend of €0.45 per share to be paid by MPI before the transaction.

In their multi-criteria valuation approach, the parties disregarded the following criteria:

•	analysts’ target prices,

•	stock market multiples of comparable companies,

•	multiples of comparable transactions,

•	net asset value,

in favour of:

•	restated net assets,

•	market price.

2.1.1.1  Restated net assets

Under this approach, each of the companies was evaluated based on the sum total of their restated assets and liabilities.

On the basis of forecasts adjusted by the management of M&P and Seplat in the first half of 2015, the evaluating bank made an estimate of the operating assets of each of the companies by discounting their projected cash flows at 30 June 2015.

The oil price used in the valuation corresponds to the price disclosed in future contracts and to analysts’ consensus long-term price.

The discount rates applied are from an analysis based on the international oil market and the risk inherent in countries where production assets are located. They stand at 10% for operations in Gabon and Tanzania and at 12% for Nigeria.

The companies’ other assets and liabilities were stated at their book value at 30 June 2015.

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No holding discount was applied to MPI’s value.

Application of the restated net asset criterion by the evaluating bank shows an exchange parity ranging between 1.3 and 1.7 MPI shares for 1 M&P share.

2.1.1.2 Market price

The market price used by the parties is the spot price of 27 August 2015, before the announcement of the transaction.

We also analysed one-month, three-month, six-month and twelve-month volume-weighted market prices on the same date.

Based on this criterion, the exchange parity ranges between 2.3 and 3.8 MPI shares for 1 M&P share.

2.1.1.3 Summary of approaches used by the parties

Based on exchange parities thus calculated, the parties used the parity of 1 M&P share for 1.75 MPI shares.

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2.2	Procedures performed by the merger auditors

We performed the procedures that we considered necessary to comply with professional standards issued by the national auditing body (Compagnie nationale des commissaires aux comptes) applicable to audit. In particular, we did the following:

•	we acquainted ourselves with the proposed merger transaction and held meetings with representatives involved, not only to understand the background to the proposed merger, but also to analyse the accounting, legal and tax terms being considered;

•	we reviewed the proposed merger of 2 November and its appendices;

•	we analysed the legal documentation on the companies involved in this merger;

•	we held various working sessions with the management of M&P and MPI to get to know the companies’ operations, contract terms under which deposits are developed, and the specific characteristics of each of the assets. It is worth noting that we did not have access to the management of Seplat (a company listed on the Nigerian and London stock exchanges in which MPI owns a minority stake), however we were provided access to a revised production profile established by Seplat’s management and Seplat’s management answered some of our questions through MPI;

•	we reviewed the annual and consolidated financial statements of the fiscal year ended 31 December 2014 and consolidated half-year reports on the six months to 30 June 2015 of the absorbed and absorbing companies, as well as the auditors’ reports on individual and consolidated financial statements at 31 December 2014, which are the subject of unreserved certification, and of limited review certificates for the consolidated financial statements for the six months to 30 June 2015;

•	we analysed available projected data (projected production plan presented in the reserve reports, financial business plan, budget data), and discussed the validity of the assumptions used, and the homogeneous nature of the assumptions for both companies, while ensuring that management’s adjustments are justified. The companies’ officers confirmed that the new assumptions are not such as to call into question the level of reserves established by experts in their reserve reports;

•	we reviewed the valuation methods used by the evaluating bank as part of the Merger and we ensured that they were adapted to the companies involved and to the context of the proposed transaction; we discussed valuation criteria and analysed the sensitivity of significant variables;

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•	we carried out additional valuations based notably on updated and/or alternative assumptions determined by us, as well as sensitivity tests on the exchange parity;

•	we held meetings with the independent expert and reviewed his report on the companies’ relative values, and the analysis of the resulting exchange parity;

•	we received a letter of representation from the officers of the companies concerned notably confirming that there are no developments or events that could significantly affect the terms of the transaction, relative valuations, and the value of contributions;

•	we discussed with members of the ad hoc committees of M&P and MPI the findings from our work on the exchange parity;

•	we read the information contained in the letters that some MPI shareholders sent to the management of the companies, members of MPI’s ad hoc committee, the independent expert, AMF and the college of merger auditors; we carried out our own analyses and requested comments from officers on the valuations.

Lastly, we performed specific procedures to check contributions on which we report in a separate report.

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2.3	Merger auditors’ comments and observations on the valuations disclosed in the draft merger treaty

2.3.1	Criteria disregarded by the parties

2.3.1.1   Target prices published by financial analysts

This method consists in determining the value of a company based on the target prices published by financial analysts.

This criterion was not used as M&P and MPI are not sufficiently covered by financial analysts. The sample of available forecasts for MPI in particular is largely insufficient to obtain a reliable consensus (only 1 analyst).

Moreover, the target price range for M&P appears too wide (between €4.5 for Natixis and €12 for CM-CIC) to be considered as a reliable consensus.

Consequently, we are of the opinion that the target price criterion published by financial analysts should indeed be disregarded.

2.3.1.2  Stock market multiples of comparable companies (Analogical method)

The market comparables method consists in determining a company’s value by applying multiples observed on a sample of other listed companies in the same industry to aggregates deemed relevant to its performance, especially from a financial standpoint.

The implementation of such an approach requires a sample of companies that are comparable in terms of activity, operational characteristics, size and profitability level. However, there are no companies comparable to M&P or to MPI. The specific characteristics of oil and gas production in different countries (Gabon and Tanzania for M&P, Nigeria in the case of MPI via its stake in Seplat) makes operational and financial comparison with other companies in the industry very difficult. It is therefore impossible to put together a sufficient sample of comparable companies to implement this criterion.

This method must thus be disregarded.

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2.3.1.3  Multiples of comparable transactions method

The comparable transactions method is based on the observation of multiples disclosed during the total or partial takeover of businesses that have occurred in the valued entity’s industry.

In the present case, there are several reasons why this approach seems especially difficult to implement.

First of all, in terms of comparability. Valuation using the multiples of comparable transactions method requires being able to establish a sample of comparable transactions that is representative of the industry, homogeneous in terms of profitability profile and level of risks, and broad enough to be significant. Due to the limited number of transactions in the industry, establishing a sufficiently broad sample would require analysing transactions covering a relatively long period. However, the high volatility of oil prices, in particular the slump in prices over the last 12 months, would result in an average valuation multiple that would be meaningless in the current market context.

Additionally, each transaction has specific features that make its interpretation difficult, especially given the lack of reliable information available.

In this context, this method cannot be validly implemented.

2.3.1.4  Consolidated net asset value

The net asset value approach does not seem relevant here because it corresponds to the application of accounting standards used by the company, which do not reflect its actual value and future growth potential.

The bulk of MPI’s net asset value is composed of cash, its stake in Seplat and share in the Saint Aubin Energie joint venture. At the end of June 2015, it stood at €5.12 per share, or €4.67 per share after the payment of the extraordinary dividend of €0.45. M&P’s net asset value, which, overall, comprises its operational entities in Gabon and Tanzania, stood at €7.96 per share (cf. details of the calculation below).

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M&P consolidated net asset value
In €m	30/06/2015
Fixed assets	1,854
Equity associates	101

Total non-current assets	1,955
Current assets	214
Cash	108

Total current assets	322

Total assets	2,277

Provisions	(34)
Financial liabilities	(737)
Deferred tax liabilities	(393)
Short-term liabilities	(190)

Total liabilities	(1,354)

Net asset value	923

Number of shares (millions)	115.9

M&P net asset value (€/share)	7.96

MPI consolidated net asset value
In €m	30/06/2015
Fixed assets	51
Equity associates	292

Total non-current assets	343
Current assets	10
Cash	222

Total current assets	232

Total assets	576

Provisions	(0)
Short-term liabilities	(8)

Total liabilities	(8)

Net asset value	568

Extraordinary dividend	(50)

Post-dividend net asset value	518

Number of shares (millions))	110.8

MPI net asset value (€/share)	4.67

Seplat is valued in MPI’s consolidated financial statements as a share of the consolidated net position accounted for by the equity method under IFRS, and not at its market value which is significantly lower.

It is worth noting that the share prices of MPI and M&P are much lower than their consolidated net assets.

In our opinion, this method may be disregarded.

Based on the consolidated net asset value of the companies, the exchange parity would stand at 1.70 MPI shares for 1 M&P share.

We thus generally agree that the criteria described above should be disregarded.

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2.4	Reviewed criteria

2.4.1.1  Opening remarks

We will successively review the parity resulting from the two methods that seem most appropriate to the proposed merger, namely:

•	the stock market price method;

•	the restated net asset (RNA) method

The assessment of an exchange parity requires that valuation methods be used symmetrically for both groups and that homogeneous assumptions are implemented, especially in the case of the restated net asset method discounted by future cash flows (notably the oil price assumption).

The use of different methods for each group would require significant distortions that would affect the fairness of the exchange parity obtained from such a calculation.

2.4.1.2  Stock market price

2.4.1.2.1 Changes in stock market prices

The stock market price is a tool used to measure the price of the company’s freely traded shares subject to sufficient free float and liquidity.

Changes in the stock market and oil prices over the past 24 months are as follows:

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The fall in the share prices of M&P and MPI during 2015 is directly correlated to the fall in oil prices. However, it is worth noting that this is not as straightforward with respect to the stock market price of MPI, which is less sensitive to oil price fluctuations as the bulk of its balance sheet is composed of cash.

2.4.1.2.2 Changes in parity

Source: Capital IQ and Finexis analysis

Reference to the stock market price seems justified and valid due to the free float of both M&P and MPI, for which share trading volumes are sufficient. Moreover Seplat, MPI’s underlying asset, is also a listed company.

The exchange parity after the extraordinary dividend on the date on which the transaction was announced was 2.27 MPI shares for 1 M&P share.

M&P/MPI post-dividend parity drawn from stock market prices
			Exchange	Induced
€/share	M&P	MPI	parity	premium (1)
Spot (15/10/2015)	3.96	2.61	1.83
Spot (27/08/2015)	4.69	2.52	2.27	29%
1-month average (2)	4.94	2.45	2.48	42%
3-month average (2)	5.86	2.72	2.58	48%
6-month average (2)	6.74	3.12	2.52	44%

(1)	Induced premium in relation to the proposed exchange parity of 1.75.
(2)	Averages are weighted according to volumes traded and calculated based on the announcement date (27/08/2015). Source: Capital IQ

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The parity used leads to a 29% premium for MPI shareholders to the post-dividend parity drawn from spot prices on the date of the announcement. This premium increases to 48% when you compare the announced parity of 1.75 MPI shares for 1 M&P share with the one obtained based on the 3-month weighted average share price.

MPI’s stock market price shows a 30% structural discount relative to its RNA value.

The announced parity thus offsets the impact of this structural discount.

2.4.1.3 Restated net assets calculated using the DCF method

The restated net asset method, in our opinion, is a valid approach to determining relative values because it allows the assessment of each company’s growth potential and future profitability. Operating assets (Ezanga, Tanzania for M&P, Seplat for MPI) are revalued by discounting future cash flows estimated by the companies’ management based on production sharing agreements and tax regimes specific to the countries concerned, the basic principles of which are detailed below.

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2.4.1.3.1 Development of business plans

Expert-certified reserves

Business plans are established based notably on management’s forecasts, reserve reports from D&M and RPS auditors and production sharing agreements that structure the exploitation of deposits operated by M&P, as well as concession contracts in the case of Seplat.

Projected cash flows are determined based on the level of 2P reserves at 31 December 2014 as certified by experts in the first quarter of 2015 and detailed in the following table.

2P reserves by deposit
	Gabon		Tanzania		Nigeria
In MMboe	Total	M&P’s share (1)	Total	M&P’s share (2)	Total	SEPLAT’s share(3)
Oil	241	193			339	138
Gas			74	35	329	143

(1)	M&P’s stake in the exploitation of the Ezanga deposit (Gabon): 80%.
(2)	M&P’s stake in the exploitation of the Mnazi Bay deposit (Tanzania): 43%.
(3)	SEPLAT’s stake in the exploitation of the OML 4, 38, 41 deposits: 45% (OPL 283: 40%) (Nigeria).)

Source:	Rapports de réserves D&M et RPS

The certification of reserves by experts is based on the findings of geophysical analyses, as well as on management’s investment and deposit exploitation forecasts.

According to each company’s management, the downward adjustment of investment budgets and production profiles (in Seplat’s case, the gas production profile has been upgraded compared with data from the report of D&M’s expert) linked to the collapse in oil prices and presented above (cf. 1.21), should not alter reserves as certified by experts in early 2015.

Legal and regulatory framework

In each country where production operations are based, the prospecting and exploitation of hydrocarbons follows a similar cycle: the State grants the companies concerned exploration rights that must be fully realised and financed by research investments in order to highlight resources.

If they are fruitful, revenue from the exploitation of the deposits are divided based, on the one hand, on the stake owned and, on the other, on the cost already incurred by the company to operate the deposits and during the exploration phase.

The cost stop mechanism in Gabon and Tanzania allows M&P to benefit from a larger share of production from the deposit until it recoups the amount owed by the partner State in terms of operating expenses and during the exploration phase, and until it recoups its own expenditure.

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In Nigeria, investments made by the operator are deducted from taxable income, allowing Seplat to make significant tax savings on account of the 85% tax rate on hydrocarbons profits. Seplat also enjoys “pioneer” tax status providing it with corporate tax holidays until the end of 2015, with the possibility of an extension until 2017 (subject to obtaining a renewal agreement for 2016 and for 2017 independently).

In each country, production royalties apply: 7% of exploitation revenues until 2018, then 12% for Gabon deposits; 12.5% in Tanzania on gas revenues (paid directly by the company representing the State), 20% of oil revenues and 7% of gas revenues in Nigeria.

Lastly, the oil sale price used is a variable price correlated to changes in the international market, whereas gas sale prices are set by contract for lengthy periods.

2.4.1.3.2   Assessment of the main valuation assumptions by the merger auditors

In keeping with our procedures, we reviewed the main assumptions used in estimating future cash flows for the six months to 30 June 2015 and implemented our own valuation, the sensitivity analyses of which are detailed below.

Business plan adjustment

In light of the documentation obtained and the working sessions held with management on new deposit development methods, we judged that no significant corrections were required to the investment and projected production data used by the evaluating bank.

However, regarding the business plan prepared by Seplat’s management, as a precaution we have included an additional long-term investment amount of US$10m to the cash flows of OMLs 4, 38 and 41 from the 2019 fiscal year, since management’s business plan provides for a very limited amount.

Oil price assumptions

M&P’s oil price exposure increases its volatility compared with that of MPI, the underlying assets of which are less exposed to oil price fluctuations, since MPI has cash and Seplat produces not only oil, but gas as well.

The oil price per barrel has fluctuated between US$95.96 and US$38.24 over the 12 months leading up to the announcement of the transaction.

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The oil price per barrel used by the bank for cash flows forecasts is the price stated in forward contracts for the first three years of the business plan. From 2019, the long-term price consensus of US$80 per barrel of oil is used to which an annual inflation rate of 2% is applied.

The use of the Brent price stated in future contracts seems consistent to us. However, we have considered that the use of an oil price per barrel of US$70 in 2018 and of US$80 in 2019 would represent a reversal and a very rapid improvement in price between 2017 and 2018.

In our valuation, the oil price per barrel rises more moderately over the initial fiscal year and inflation is limited to a US$120 cap (cf. chart below).

Holding discount on MPI

MPI’s stock market price has shown an average discount of about 30% since Seplat’s listing on the stock exchange. The structural discount was finally included in the central case of MPI’s valuation carried out by the parties.

While this discount is structural and can be explained by the fact that MPI does not exercise any control over Seplat, about 22% of whose capital it owns, it appears to us that in an exercise to determine a parity from an valuation based on the restated net assets of companies, it is inappropriate to take this discount into account with respect to MPI because it has already been implicitly taken into account in the parity resulting from the stock market prices.

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No discount was therefore applied to MPI’s value when determining its value using the restated net asset method.

However, in order to factor in MPI’s holding profile, an alternative approach to its RNA based on the stock market price of its stake in Seplat was used.

Claim against the Nigerian Petroleum Development Company

Seplat has a claim amounting to US$561m at 30 June 2015 against the Nigerian Petroleum Development Company (hereinafter NPDC, a State-owned corporation and Seplat’s partner) for the latter’s failure to contribute to raising the funds necessary for the development of deposits jointly operated with Seplat. Under an agreement signed on 14 July 2015 with the NPDC, Seplat is expected to recover 100% of revenues from gas development (instead of the 45% which corresponds to its stake) in consideration for the repayment of amounts outstanding until 31 December 2014 (i.e. $231m). Outstanding amounts for 2015 must be reviewed by the partner State, and a new repayment agreement drawn up where applicable.

In their valuation approach, the parties decided to limit this amount to US$400m and apply a recoverability assumption of 50% to factor in the risk of non-payment by NPDC.

We have maintained the US$400m limit. However, we broke down the totality of the additional revenue received until 2019 based on the schedule provided in the repayment agreement signed on 14 July 2015, as the recoverability of the claim has not been called into question by Seplat’s management (the claim appears at its nominal amount in Seplat’s financial statements for the six months to 30 June 2015).

Production shutdown at Seplat

On account of various operational incidents that occur on the oil pipeline, Seplat must deal with regular interruptions in production. Interruptions reached 52 full days and 25 partial days in the first half of 2015 alone.

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These stoppages in the transportation of oil and thus in production are recurring and only concern Seplat. The production shutdown on the Gabon pipeline used by M&P, which we describe above, is an isolated event not expected to recur in the future. To factor in this event, Seplat’s management included the equivalent of 30 days of production shutdown in its production forecasts, considering that the company would develop an alternative system to move its oil.

On account of historical levels of production shutdown and the downward adjustment of the investment plan, the development of new equipment to transport oil as planned by management may not materialise. We think it is prudent to include a further 30 days of production shutdown in our assessment.

For M&P, other than the production shutdown linked to the exceptional technical incident on Total’s pipeline on 4 September 2015, which was taken into account in production forecasts for the second half of 2015, no significant assumption relating to production shutdowns was retained for the business plan period, based on its historical data.

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Discount rate

Cost of capital calculation
	Gabon	Tanzania	Nigeria
Risk-free rate (USD)	2.3%	2.3%	2.3%
Beta	1.0	1.0	1.0
Equity market risk premium	5.9%	5.9%	5.9%
Country risk premium	1.9%	1.9%	3.9%

Cost of capital	10.0%	10.0%	12.0%

Source: BNPP valuation report

As presented above, the discount rates used were determined from an analysis based on international activity in dollars to which a country-risk premium was added.

This approach and results are consistent with analysts’ ratings and the annual reports of comparable companies (cf. table below), in particular country-risk parameters. We thus used equivalent discount rates in our valuation.

Cost of capital, M&P

Source/date	Cost of capital
Analysts’ ratings
Exane BNPP (08/07/15)	7.3%
SocGen 26/11/2014	10.3%
Annual reports of comparable companies
TULLOW OIL 2014 annual report (1)	11.0%
VAAL CO ENERGY 2014 annual report (1)	10.0%

Average	9.7%

Cost of capital, SEPLAT

Source/date	Cost of capital
Analysts’ ratings
CLS Stockbrokers (13/07/2015)	12.0%
Auerbach Grayson (21/05/2015)	12.0%
RBC Capital Markets (24/04/2015)	12.5%
Vetive Research (13/04/15)	12.0%

SEPLAT 2014 annual report	12.0%

Average	12.1%

Source: Analysts’ ratings and annual reports

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Other methodology points requiring attention

As the evaluating bank, we used 30 June 2015 as the starting point for our valuation. 2015 forecasts were adjusted in light of the half-yearly results of both companies and events that occurred post balance sheet.

M&P’s and Seplat’s net debt position was calculated based on both companies’ 30 June 2015 interim consolidated financial statements. In particular, we factored into our calculations non-current provisions (employee benefits, site remediation provisions), as well as liabilities linked to certain price supplements to be paid by Seplat for the acquisition of OMLs 53 and 55. M&P bonds (principally ORNANE maturing in 2019 and 2021) have been recognised as liabilities in the calculation of adjusted net debt; as their respective exercise values are very far from the currency.

M&P’s net cash position was also calculated based on both companies’ interim consolidated financial statements for the six months to 30 June 2015, adjusted for the extraordinary distribution of €0.45 per share paid before the transaction.

Lastly, the number of shares used for determining RNA per share was calculated based on the number of shares outstanding at 30 June 2015, restated for treasury shares and free share allocations. Share warrants issued by M&P maturing on 31 December 2015 were not retained as dilutive instrument in our calculation of the number of shares since their exercise prices are out of the money and their market value very low.

2.4.1.3.3   Valuation of the Saint Aubin Energie joint venture

Saint Aubin Energie was incorporated jointly by M&P and MPI to carry out exploration and research projects. It is one-third owned by M&P and two-thirds by MPI.

The probability of success and the level of future profitability of the various exploration projects carried out by St Aubin is currently very difficult to determine due to numerous technical and economic uncertainties, in particular fluctuations in oil prices.

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Faced with these difficulties, a practice commonly applied by companies in the sector consists of valuing exploration assets based on expenditure in projects. This is the approach that was used by the parties to value St Aubin.

The amount of expenditure corresponds to that of exploration assets recognised for the six months to 30 June 2015.

This valuation method seems appropriate to us because of the high uncertainty surrounding the profitability of projects and future oil market trends, which have inherent potential, the extent of which is hard to assess in the current market context.

2.4.1.3.4 Sensitivity summary and analysis

To measure the sensitivity of key factors on the companies involved in the transaction, we conducted sensitivity tests, the results of which are presented in the following chart:

Based on our valuation of the relative values of M&P and MPI shares using the restated net asset method, the exchange parity falls within the 1.26 to 1.71 range, and the central value is 1.49 MPI shares for 1 M&P share.

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2.4.1.4	Restated net assets calculated using the stock market price method (Seplat)

Given the characteristics of MPI, a holding company for which the majority of its asset is composed of a stake in Seplat (a listed company), and available cash, it seemed appropriate to assess MPI’s restated net assets using a sum of the parts approach.

In this alternative approach to the restated net asset approach, MPI’s value is based on Seplat’s stock market value assessed on different dates (on the date of the announcement, and 1- to 3-month averages). The assets and liabilities of MPI and M&P are valued in a similar manner to the method presented above; only Seplat’s value is restated using another criterion and no discount is applied to MPI’s value.

Based on this valuation of the relative values of M&P and MPI shares using the restated net asset method based on Seplat’s stock market price, the exchange parity ranges between 1.91 and 2.28 MPI shares for 1 M&P share.

We have not identified any other applicable valuation criteria suited to the objective of determining the relative weight of the shares of the companies involved.

2.4.1.5	Summary

The criteria we reviewed (stock market price, discounting of cash flows) seem relevant in assessing the exchange parity.

In addition to the parties’ analyses, we considered alternative assumptions to discount cash flows.

For the restated net asset criterion, we considered determining MPI’s RNA based on the sums of the parts, using the stock market price of Seplat, its principal underlying asset.

The application of stock market price and discounted future cash flow criteria does not require any additional comments on our part.

The summary of the multi-criteria approach can be summed up as follows:

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The results obtained from the additional approaches that we applied fall within the range of the calculations presented by the evaluating bank.

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3.	Assessment of the fairness of the proposed exchange parity

3.1	Exchange parity proposed by the parties

Based on the multi-criteria analysis, the parties set an exchange parity of 1 M&P share for 1.75 MPI shares.

3.2	Procedures performed to verify the fairness of the exchange parity

We performed the following main procedures:

•	we analysed the positioning of the exchange parity in relation to the relative values deemed appropriate;

•	we also analysed the impact of the exchange parity on the future position of both shareholder groups.

3.3	Assessment and positioning of the proposed exchange parity

The exchange parity is positioned after the €0.45 dividend to be paid to MPI shareholders.

The proposed exchange parity of 1.75 MPI shares for 1 M&P share is at the lower end of the exchange parity range resulting from the relevant relative valuation methods presented above.

This may seem to be favourable to MPI shareholders because the exchange parity favours the restated net asset criterion, the high range of which is 1.7, which is close to the proposed parity.

The comparison of the parity obtained by valuing MPI’s relative value through the restated net asset method based on Seplat’s stock market price with the parity obtained by analysing the stock market price of both companies seems valid to us because it takes into account MPI’s profile and components of its asset; the low end of the range under this criterion is 1.9 MPI shares for 1 M&P share.

The proposed exchange parity of 1.75 MPI shares for 1 M&P share falls at the limit of these two criteria that seem dominant to us.

Based on the stock market price criterion, the parity offers MPI shareholders a premium due to the structural discount suffered by its share market price, a central criterion that consequently cannot be disregarded considering the profiles of both entities.

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3.4	Impact of the proposed exchange parity on the position of the different shareholder categories

3.4.1	Changes in consolidated net earnings per share

Cost synergies:

On 27 August 2015, in the press release announcing their merger, the parties valued cost synergies (pro forma 2014) at €2.5m in savings on MPI’s listing, structure and management costs.

Tax synergies and dissynergies:

In the same press release, the companies estimated tax savings (pro-forma 2014) at €12m.

Analysis of net earnings per share - €m
2014a	MP standalone	MPI standalone	MP “pro forma” with a parity of 1.75
Number of shares (excluding treasury shares)	115.9	110.8	179.2
Net earnings	13	50	76

2014 net EPS (incl. synergies & intercos)	0.11	0.45	0.42

Source: Merger auditors’ work

The analysis shows that on a 2014 pro-forma basis, MPI would suffer a dilution of its net earnings per share. This dilution must however be qualified by the premium induced by the parity offered in light of stock market prices, and the extraordinary dividend, paid at the time of the transaction, representing nearly 2.23 years of dividends, based on past distributions.

The assessment of changes in net EPS is complicated by current oil and commodity prices. Both companies are exposed to losses if oil prices remain close to the current levels.

The MPI shareholder will have received an extraordinary dividend as part of the transaction, and will become, just like M&P shareholders, a shareholder in a company that is larger and has more cash and greater asset diversification. In the event of a recovery within the industry, the value of the new entity’s share could increase significantly.

[3]	The calculation is based on the average of the past three dividend distributions: €0.21, highlighting a parity of 2.18 compared with the extraordinary dividend of €0.45.

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3.4.2	Liquidity of shares

The new entity, thanks to its size and weight on the market (market capitalisation of more than €1bn), should draw better coverage from analysts, thereby enhancing its visibility, and should improve its appeal to investors.

In view of this, the proposed exchange parity seems fair to us and does not require any other comment on our part.

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4.	Summary

Our task, as described in this report, leads us to draw attention to the following points:

•	the valuation is based on forecasts in an area that is exposed to trends in commodity prices and foreign currency fluctuations (€/US$), geopolitical risks and financial market volatility.

•	assumptions and forecasts are uncertain by nature, but nonetheless seemed consistent for determining relative values.

•	we had access to the management of both companies, but not directly to that of Seplat.

These comments do not call into question our assessment, but are an integral part of it.

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5.	Conclusion

Based on our work and as at the date of this report, it is our opinion that the exchange parity of 1 M&P share for 1.75 MPI shares decided by the parties is fair.

Paris, 2 November 2015

Merger Auditors

Jacques POTDEVIN	Olivier PERONNET

Statutory Auditors

Members of the Compagnie Régionale de Paris

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Glossary

Reserves: reserves are classified according to the quantity of hydrocarbons that can be extracted from a known reservoir; in particular:

•	P1 or proved reserves, whose probability of being converted into actual production is 90%;

•	P2 or probable reserves, whose probability of being converted into actual production is 50%;

•	P3 or possible reserves whose probability of being converted into actual production is 10%.

P1 and P2 reserves are commonly regrouped and referred to as 2P reserves.

Units of measure:

MMbls: million barrels;

Kbpd: thousand barrels per day;

MMcfpd: million cubic feet per day;

Bcf: billion cubic feet;

MMboe: Million barrels of oil equivalent.

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